FOIA Confidential Treatment Requested by

The Cooper Companies, Inc. Pursuant to

Rule 83 (17 C.F.R. § 200.83)

July 25, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Martin James

    Senior Assistant Chief Accountant

Re:	The Cooper Companies, Inc.

Form 10-Q for the Quarterly Period Ended January 31, 2011

Filed March 4, 2011

File No. 001-08597

Dear Mr. James:

The Cooper Companies, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Eugene J. Midlock, the Company’s Chief Financial Officer, dated July 19, 2011. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Securities and Exchange Commission’s (the “Commission”) Rules on Information and Requests, 17 C.F.R. § 200.83. The specific portions of the response for which the Company seeks confidential treatment have been omitted from the copy of the response electronically filed with the Commission, as indicated by [* * *], and have been filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

1.	We note your response to our prior comment 3. However, it appears that correcting the error in the period in which it originated would be quantitatively significant to that period. Given that fact, please provide us with the detailed SAB 99 and SAB 108 analysis supporting your conclusion that the correction of the error would not be material to the period in which it originated.

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RESPONSE

The Company evaluated the materiality of and reviewed the impact of the error in the period in which it originated. The Company concluded that the effects of the proposed adjustment was not quantitatively or qualitatively material to that period’s previously issued consolidated financial statements or to projected full-year 2011 financial results. We respectfully refer the Staff to the Company’s attached internal SAB99 Materiality memorandum, where the Company provides detailed analysis supporting its conclusion that the correction of the error was not quantitatively or qualitatively material for the period in which it originated and on a cumulative basis.

Further to the discussion in the SAB99 Materiality memorandum and as discussed in the Company’s prior response, in the Company’s Quarterly Report on Form 10-Q for the period ended January 31, 2011, it presented the gain on the face of the Income Statement and provided disclosure and discussion regarding the unusual and one-time nature of the gain. The Company provided discussion of the gain in its earnings release and on the earnings call to clarify that the gain was a one-time item related to acquisition accounting and not indicative of the Company’s future operating results. The Company also discussed in the earnings release and during the earnings conference call that it adjusts for this transaction in its non-GAAP net income as the Company did not consider it reflective of its ongoing operating performance. We respectfully refer the Staff to the earnings call transcript, a copy of which is attached for ease of reference, where the Company discussed this transaction in the fourth paragraphs on both pages 5 and 6 and the first section of the Questions and Answers; and to the Company’s earnings release, a copy of which is attached, where the Company discusses the gain in the reconciliation of GAAP to Non-GAAP results in the third paragraph on page 4.

The Company has discussed its conclusions with KPMG, its independent registered public accounting firm, and KPMG has confirmed that it concurs with the Company’s assessment.

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Securities and Exchange Commission July 25, 2011 Page 3	FOIA Confidential Treatment Requested by The Cooper Companies, Inc. Pursuant to Rule 83 (17 C.F.R. § 200.83)

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings.

Sincerely,

/s/ Eugene J. Midlock

Eugene J. Midlock

Senior Vice President and

Chief Financial Officer

cc:	Leigh Ann Schultz - SEC

Kate Tillan, Assistant Chief Accountant - SEC

Christopher Kaufman - Latham & Watkins

[* * *] Confidential Treatment Requested by The Cooper Companies, Inc.

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FOIA Confidential Treatment Requested by

The Cooper Companies, Inc. Pursuant to

Rule 83 (17 C.F.R. § 200.83)

6140 Stoneridge Mall Road, #590

Pleasanton, CA 94588

(925) 460-3621

(925) 460-3648- FAX

Date:	July 19, 2011

To:	File

From:	Tina Maloney

Subj:	FY2011 Q3 SAB 99, Materiality Memorandum – Aime Settlement of Preexisting Relationship

The purpose of this memorandum is to document and conclude on an out-of-period adjustment identified during the current fiscal quarter which we plan to correct in the Company’s fiscal quarter ending July 31, 2011. As the Company’s fiscal quarter has not yet concluded, the analysis for Q3 FY2011 is based on forecasted results as of July 11, 2011.

Out-of-Period Adjustment

Out-of-period adjustment to correct an error in accounting for the settlement of a preexisting relationship, $6,080K ($6,080K net of tax) related to Q1 FY2011

On December 1, 2010, CVI purchased certain assets of Asahikasei Aime Co., Ltd. (Aime) from Asahi Kasei Pharma Corporation. Prior to the acquisition, Aime had retained the right to sell our Biofinity brand of contact lenses in certain defined markets. In accordance with the accounting guidance relating to the accounting for a preexisting relationship between the parties to a business combination, the Company recorded a gain of $6.1 million on the settlement of this supply agreement in its Statement of Income for the fiscal first quarter of 2011. Upon further review, the Company has determined that it incorrectly applied the guidance in ASC 805-10-55-20-21, specifically the requirement to record a gain or loss for a contractual relationship at the lesser of (1) the amount by which the contract is favorable or unfavorable or (2) the amount of any settlement provisions in the contract. The preexisting agreement with Aime was unfavorable to current market terms from the perspective of the Company by $6.1 million. However, the contract had a provision that permitted the Company to terminate the contract upon a sale, merger or acquisition of Aime in lieu of allowing Aime to transfer or assign the rights to other parties in any such transaction. The contract did not provide for any consideration to be paid to Aime if the Company decided to exercise its termination right. Therefore, the effective settlement should have been recorded in the Company’s Statement of Income for the period ended January 31, 2011 at zero rather than as a gain.

The correction of this error results in a reduction of $6,080K of goodwill and a reversal of the gain of $6,080K which represents 0.5% of Goodwill, 5.0% of Operating Expenses, 11.1% of Operating Income and 13.4% of Net Income for the quarter ended January 31, 2011; and [* * *]% of Goodwill, [* * *]% of Operating Expenses, [* * *] % of Operating Income and [* * *]% of Net Income based on forecasted balances for the quarter ending July 31, 2011. With the correction of the error in Q3, the settlement of the preexisting relationship is properly reported as zero for the nine months ended July 31, 2011.

Since the recognition of the gain and related correction are both recognized by the International Holding Company, Inc. (a wholly owned subsidiary of the Company), the tax rate on the gain and its reversal is 0% since it is not recognized for tax purposes.

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The Cooper Companies, Inc. Pursuant to

Rule 83 (17 C.F.R. § 200.83)

Materiality Assessment

While technical literature issued by the FASB, the SEC and other accounting bodies provide general guidelines for assessing materiality, they do not specify bright-line criteria for determining if an accounting discrepancy is material.

According to SAB 108, the rollover method of assessing materiality “quantifies a misstatement based on the amount of the error originating in the current-year income statement” and “ignores the carryover effects of prior-year misstatements.” By contrast, the iron curtain approach “quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.”

SAB 108 promulgates the dual approach in materiality assessment, which requires an adjustment to the financial statements “when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors.” SAB 108 also discusses aggregating and netting misstatements and mandates that accounting discrepancies be considered both individually and on an aggregate basis.

In its evaluation the Company assessed the materiality of the misstatements on a quantitative basis using the rollover and iron curtain methods required by SAB 108.

In addition to the quantitative factors, the assessment also included consideration of qualitative factors as required in SAB 108 and SAB 99. In SAB 99 Materiality, the SEC staff concluded that passing or waiving corrections to financial statements exclusively on the basis that they are below a percentage threshold (e.g., five percent of a financial statement item) “has no basis in the accounting literature or the law.” The SAB states that use of rules of thumb are appropriate as an initial step in assessing materiality, but identified misstatements must also be assessed on a qualitative analysis. It further describes the qualitative considerations to consider when assessing the materiality of an accounting error. These include whether the error masks a change in earnings or other trends; hides a failure to meet analysts’ expectations; changes a loss into profit or vice versa; increases management compensation; affects compliance with loan covenants, contracts or regulatory requirements; involves concealment of an unlawful transaction; and whether management or the outside auditor expects that the known error may result in a significant positive or negative stock market reaction.

Analysis

For the out-of-period adjustment described above, the Company calculated the impact to the Balance Sheet and Statement of Income for the three-month period ended January 31, 2011 and the forecasted three-month period ending July 31, 2011.

The impact of the adjustment to Q1 and Forecasted Q3 is calculated as follows:

			GAAP
	Q1	Q3	As Reported Q1 FY 2011		Forecast* Q3 FY2011
F/S Line Item	Db/(Cr)	Db/(Cr)	F/S Bal.	% Error	F/S Bal.	% Error
Goodwill	$6,080	[* * *]	$1,268,734	0.5%	[* * *]	[* * *]
Operating Expenses	$(6,080)	[* * *]	$121,813	-5.0%	[* * *]	[* * *]
Operating Income	$(6,080)	[* * *]	$54,793	-11.1%	[* * *]	[* * *]
Net Income	$(6,080)	[* * *]	$45,295	-13.4%	[* * *]	[* * *]

* Prior to out-of-period adjustment

In addition to the quantitative factors, management’s qualitative assessment per SAB 99 notes that the misstatement for each individual reporting period and on a cumulative basis, does not mask a change in earnings or other trends, does not change a loss into a profit or vice versa, does not affect compliance with contracts or regulatory requirements and does not involve concealment of an unlawful transaction.

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Further, management reviewed the impact of the adjustment on management compensation under the Company’s Incentive Performance Plan and noted that the Company’s year-to-date and forecasted full year EPS and Operating Income achievement levels are [* * *] for those factors. The impact of the correction [* * *].

In the Company’s 10-Q for the period ended January 31, 2011, it presented the gain on the face of the Income Statement and provided disclosure and discussion regarding the unusual and one-time nature of the gain. The Company provided discussion of the gain in its earnings release and on the earnings call to clarify that the gain was a one-time item related to acquisition accounting and not indicative of the Company’s future operating results. Management also discussed that it adjusts for this transaction in its Non-GAAP net income as it is not considered reflective of the Company’s ongoing operating performance. The amount was specifically identified in the earnings release in the reconciliation of GAAP and Non-GAAP results. (Refer to the Q1 FY2011 earnings call transcript and earnings release attached herein.) Therefore, management’s analysis of qualitative factors related to analysts’ expectations include both the impact on GAAP and the Non-GAAP results.

The Company notes that its results for the quarter ended January 31, 2011, would have exceeded analysts’ expectations on a GAAP and Non-GAAP basis regardless of the misstatement. The impact of the misstatement is $0.13 ($6,080K / 47,391 weighted average shares outstanding). Actual reported GAAP EPS for the quarter was $0.96, excluding the out-of-period adjustment GAAP EPS would have been $0.83. Actual reported Non-GAAP EPS for the quarter was $0.85 and is not affected by the correction. This compares to the analysts’ consensus estimates for Q1 FY2011 of $0.61 on a GAAP basis and $0.67 on a Non-GAAP basis.

The Company further notes that its forecasted results for the quarter ending July 31, 2011, [* * *]. Forecasted GAAP EPS for the quarter is $[* * *] excluding the out-of-period adjustment. The impact of the misstatement in the forecasted quarter is $[* * *] ($[* * *] / [* * *] forecasted weighted average shares outstanding), resulting in an adjusted forecasted GAAP EPS of $[* * *]. Forecasted Non-GAAP EPS for the quarter is $[* * *] and [* * *]. Analysts’ consensus estimates for Q3 FY2011 are $1.08 on a GAAP and Non-GAAP basis.

[* * *].

Based on the above, including the discussion of estimated financial results for Q2 and the fiscal year, our Q1 disclosure and discussion of the gain as a one-time item, [* * *].

The Company was in compliance with its loan covenants, specifically Funded Debt to EBIDTA for the quarter ended January 31, 2011, at 1.85 vs. a 3.75 requirement. Similar to the Company’s Non-GAAP reporting, the gain was added back to net income to determine Funded Debt to EBITDA in our fiscal first quarter and had no significant impact on this covenant. For the quarter ending July 31, 2011, the Company forecasts its Funded Debt to EBIDTA will be less than [* * *] versus a 3.75 requirement.

Aggregation of Out-of-Period Adjustment on the Forecasted Fiscal Quarter

The net rollover impact of the adjustment to the current forecasted quarter ending July 31, 2011, Net Income excluding the adjustment [* * *] is $[* * *] net of tax. The net impact of the adjustment to current quarter net income based on the iron curtain method is $[* * *] net of tax. The correction was recorded in the Company’s June 2011 financial records.

It is management’s opinion that neither the misstatement nor its correction meets the concept of materiality as described in Statement of Financial Accounting Concepts No. 2: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

[* * *] Confidential Treatment Requested by The Cooper Companies, Inc.

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The Cooper Companies, Inc. Pursuant to

Rule 83 (17 C.F.R. § 200.83)

Neither SAB 108 nor FASB ASC 350 Accounting Changes and Error Corrections provide specific direction regarding the process of correcting and disclosing an error which is immaterial to both the current period and the prior comparative periods presented. ASC 350, which requires restatements of earlier comparative periods, applies to material misstatements discovered after issuance of the financial statements and not to those known and waived as immaterial prior to issuance. SAB 108 indicates that correction of a material error in the current year which also immaterially impacts prior years may require the prior years’ financial statements to also be adjusted. Correction of a material error in prior years that has an immaterial impact to the current year would require restatement of prior year financial statements.

Consideration of Out-of-Period Adjustment on the Forecasted Full Year

Management’s qualitative assessment per SAB 99 notes that the inclusion of the out-of-period adjustment does not mask a change in earnings or other trends. As indicated in the tables below, [* * *]. Analysis of the trend recognizes that the Company is subject to seasonality in its earnings stream as quarterly earnings experience a linear increase over the fiscal year. As the Company recorded certain unusual costs in the year (i.e., debt refinancing costs and Norfolk restructuring costs), Non-GAAP results are also shown to provide comparison to a normalized trend.

[* * *]

The Company further notes that its results for the full year are expected to [* * *] regardless of the misstatement and believes its inclusion [* * *].

Conclusion

We have evaluated the out-of-period adjustment described above using the SAB 99 and SAB 108 criteria. We do not consider the result of recording the out-of-period adjustment in Q3 FY2011 as making the financial statements materially misleading. The impact of the adjustment, individually or in the aggregate, is not considered material to any prior interim or annual periods. Further, management has determined that the misstatement, $[* * *] net of tax and $[* * *] YTD Q3 net of tax, is not material to the forecasted three and nine months ending July 31, 2011.

We believe that the adjustment noted above was an error lacking intent; was quantitatively and qualitatively immaterial to the interim or annual financial statements taken as a whole whether considered individually or in the aggregate; and it is unlikely that the item would have changed or influenced the judgment of a reasonable person relying upon our reports.

However, management has determined that the aggregate amount of the out-of-period error, $6,080K requires correction in its quarter ending July 31, 2011, and appropriate disclosure. Accordingly, management will disclose the adjustments in the Company’s Q3 Quarterly Report on Form 10-Q according to FASB ASC 270-10-45 Interim Reporting. An example of the disclosure is as follows:

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The Cooper Companies, Inc. Pursuant to

Rule 83 (17 C.F.R. § 200.83)

During the fiscal third quarter of 2011, we recorded an out-of-period adjustment to decrease the gain recorded in the fiscal first quarter of 2011 relating to the settlement of a preexisting relationship between the Company and Asahikasei Aime Co., Ltd. that existed prior to the Company’s acquisition of Aime. This out-of-period adjustment resulted in a decrease in net income and goodwill of $6.1 million in the fiscal third quarter of 2011. Based upon an evaluation of all relevant quantitative and qualitative factors, and after considering the provisions of ASC 270-10-45-16 Accounting Changes in Interim Periods and ASC 250 Accounting Changes and Error Corrections that incorporates SEC Staff Accounting Bulletin (SAB) No. 99, Materiality and SAB No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company does not believe that the effect of the out-of-period adjustment is material to any of the prior period’s consolidated financial statements as reported in our Quarterly Reports on Form 10-Q for the periods ended January 31, 2011 and April 30, 2011 and has no impact on our estimated full-year 2011 financial results, the out-of-period adjustment was recorded in our consolidated financial statements for the fiscal third quarter of 2011.

In addition to the above considerations, management has reviewed the impact of the adjustment on its disclosure of Guarantor and Non-Guarantor financial information for the quarter ended January 31, 2011, and has concluded that recording the error in the current period does not make the prior footnote materially misleading. Due to the Company’s refinancing of its debt agreements in January 2011, the footnote is no longer presented.

We believe that the adjustment noted above was an error lacking intent; was quantitatively and qualitatively immaterial to the annual financial statements taken as a whole whether considered individually or in the aggregate; and it is unlikely that the item would have changed or influenced the judgment of a reasonable person relying upon our reports.

Attachments

Q1 FY2011 Earnings Call Transcript

Q1 FY2011 Earnings Release

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FINAL TRANSCRIPT

Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Kim Duncan

The Cooper Companies, Inc. - Director, Investor Relations

Gene Midlock

The Cooper Companies, Inc. - CFO

Bob Weiss

The Cooper Companies, Inc. - President and CEO

Al White

The Cooper Companies, Inc. - VP of Investor Relations, Treasurer

CONFERENCE CALL PARTICIPANTS

Joanne Wuensch

BMO Capital Markets - Analyst

Kim Gailun

JPMorgan - Analyst

Valerie Dixon

Citigroup - Analyst

Matthew Weiss

Jefferies & Co. - Associate

Jeff Johnson

Robert W. Baird & Company, Inc. - Analyst

Larry Biegelsen

Wells Fargo Securities - Analyst

Steve Willoughby

Cleveland Research Company - Analyst

Larry Keusch

Morgan, Keegan & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the first quarter 2011 The Cooper Companies, Incorporated earnings conference call. My name is Yvette and I will be your operator for today. At this time, all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of the conference. (Operator Instructions) I would now like to turn the call over to Kim Duncan, Director of Investor Relations. Please proceed.

Kim Duncan - The Cooper Companies, Inc. - Director, Investor Relations

Good afternoon, and welcome to The Cooper Companies’ first quarter 2011 earnings conference call. I’m Kim Duncan, Director of Investor Relations. And joining me on today’s call are Bob Weiss, President and Chief Executive Officer; Gene Midlock, Senior Vice President and Chief Financial Officer; and Al White, Vice President, Investor Relations and Treasurer.

Before we get started, I’d like to remind you that this conference call contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including all revenue and earnings per share guidance and other statements regarding anticipated results of operations, market conditions, and integration of any acquisitions. Forward-looking statements necessarily depend on assumptions, data, or methods that may be incorrect or imprecise, and are subject to risks and uncertainties. Events that could cause our actual results and future actions

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FINAL TRANSCRIPT

Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

of the Company to differ materially from those described in forward-looking statements are set forth under the caption Forward-looking Statements in today’s earnings release and are described in our SEC filings, including the business section of Cooper’s annual report on form 10-K. These are publicly available and on request from the Company’s Investor Relations department.

Now, before I turn the call over to Bob, let me comment on the agenda for the call. Bob will begin by providing highlights on the quarter, followed by Gene, who will then discuss the first quarter financial results. We will keep the formal presentation to roughly 30 minutes, then open up the call for questions. We expect the call to last approximately one hour. We request that anyone asking questions please limit yourself to one question. Should you have any additional questions, please call our Investor Line at 925-460-3663, or e-mail IR@coopercompanies.com. As a reminder, this call is being webcast and a copy of the earnings release is available through the Investor Relations section of The Cooper Companies’ website. With that, I’ll turn the call over to Bob for his opening remarks.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Thank you, Kim, and good afternoon, good evening, everyone. Well, another great quarter, a great start to the new fiscal year.

The momentum from 2010 continues. The first fiscal quarter, we had an outstanding top line growth of 13%, 12% in constant currency, delivering $293 million in revenue. Our non-GAAP earnings per share with solid gross profit percentages, compared to the prior year achieved $0.85, up 73% from the prior year. GAAP earnings per share of $0.96 was up even higher at 118% above the prior year. We delivered yet another strong free cash flow quarter of $44 million, hurdling $29 million in CapEx. Importantly, we refinanced $1 billion of credit, with a $750 million revolver, and a $250 million term loan facility. We also closed on our acquisition of Aime in Japan, gaining access to the Japanese silicon hydrogel market.

Key takeaways from today’s call, we finished another terrific quarter. We continue to gain share in soft contact lenses. In the calendar quarter ended December 31, the market grew 5% in constant currency. We grew 12% in constant currency during that same period. Importantly for calendar year 2010, the market grew 5% and we grew 10%. Our silicon hydrogel continued to drive growth, up 56% constant currency in the fiscal quarter.

For the fiscal quarter, we delivered $0.85 non-GAAP earnings per share, ex the final Norfolk quarterly charge and the acquisition accounting entries. Our Biofinity Multifocal rollout remains on target for the second half of fiscal year 2011. Our free cash flow came in at $44 million, once again hurdling $29 million in capital expenditures. Our refinancing will show dramatic benefits post the February takeout of the senior notes, which is going to be accretive $0.08 for the fiscal year going forward.

We further delivered star balance sheet to only 26% debt to total cap, versus 40% only two years ago. With capacity at Biofinity ramping up, we are in a position to launch Biofinity into the second largest silicon hydrogel market in the world, which is Japan. This will also happen in the second half of the fiscal year. Our silicon hydrogel family, Biofinity and Avaira, is driving growth. During the first quarter, they achieved $62.6 million in revenue. That’s a 56% increase versus the prior year first quarter. Biofinity Toric continues to drive growth.

We continue to make good progress at rolling out production lines, targeting four adds during the calendar year 2011. By the end of the calendar year, we should be able to support a $400 million product family on an annualized basis. While Biofinity Multifocal rollout remains on hold, we are gearing up for second half fiscal year rollout. We’re also making some solid progress ramping up Avaira Toric production, which is allowing us to make an available — make available nationally a rollout in the third quarter of the fiscal year.

All in all, we are on plan for some great second- half rollouts, as we keep the momentum of our silicon hydrogel progressing. This was also included in the — this will also include the launch of Biofinity in the second half of the fiscal year into the $335 million silicon hydrogel market in Japan. Geographically, the foreign exchange dynamics are the same as the last two quarters. We had very respectable growth in all theaters in Q1. Americas was up 12%, Europe 7%, Asia-Pacific up 25%, overall, 13%. In constant currency, the Americas was up 11%, [Europe 11%] (corrected by company after the call), Asia-Pac was up 15%, and overall our constant currency growth was 12%. In constant currency, regional drivers are, in the Americas, the Americas is trading up in silicon hydrogel and bouncing back. And we’re bouncing back in the Toric space with Biofinity Toric. In Europe, we’re developing our silicon hydrogel franchise nicely, as well as our Toric presence. In Asia-Pac, growth is about one-half acquisition, which is Aime, and one-half internal growth, a solid one-day performance. The market finished the calendar year and the fourth quarter hitting the top end of our previous 3% to 5% estimates.

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FINAL TRANSCRIPT

Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

Highlights of the quarter ended December 31, include the market was up 5% and CooperVision was up 12%. We grew 2.4 times the market. The market was followed across the board with one-day up 5%, Torics up 8%, [Multifocals up 14%] (corrected by company after the call) and silicon hydrogel up 19%, all in constant currency. Silicon hydrogel now accounts for 41% of the worldwide soft contact lens market. Regionally, the Americas turned in a stellar 9% growth with strength across the board. Europe also did well, up 7% in constant currency on the strength of Multifocal, Toric, Spheres and silicon hydrogels. In Asia-Pacific, languished at 1% negative constant currency, but showed some life in silicon hydrogel and Toric, while the one-day market was flat.

CooperSurgical, our women’s healthcare franchise, had another outstanding quarter, up 12%, 7% ex acquisitions. Drivers of its growth continue to be surgical procedures, hospital and same-day up 23%, accounting for 37% of CooperSurgical in the quarter. [Fertility was up 10%] (corrected by company after the call), all internal growth, and was 7% of CooperSurgical’s quarterly revenues. Office visits remain soft, reflecting the weak economy in women putting off their checkups with their gynecologists. Office growth reflects the Her Option acquisition. Overall, surgical continues to put up stellar operating ratios, with 25% operating margins, with a 3% improvement in our gross margin to 64%, partially offset by investments in sales and marketing, as well as research and development. In spite of these investments, our operating income improved 1% of revenues for the fiscal quarter.

Guidance, we saw updated guidance. Given the strength of our first quarter and outlook for 2011, we have increased our 2011 guidance. For the fiscal year revenue has been increased at CooperVision to $1.070 billion to $1.085 billion, with greater confidence in launch timing. Our earnings per share has been increased to $3.60 to $3.80. The non-GAAP earnings per share range has been increased to $3.70 to $3.90. In addition to the benefits of higher projected revenue leading to greater operating profits, this improvement also reflects the benefits of favorable free cash flow and refinancing yielding interest cost savings. And finally, a reduction in taxes brought about by the success of our Norfolk shutdown, and its manufacturing transfer outside the United States, as well as profit mix with the Biofinity successes.

Net net-net we increased our non-GAAP earnings per share guidance by $0.40 and our free cash flow by $20 million for fiscal year 2011. I might add, our guidance continues to anticipate the national rollout of Avaira Toric, the launch of Biofinity Sphere in Japan’s $334 million silicon hydrogel market, as well as the launch of our Biofinity Multifocal, all in the second half of the fiscal year. From a strategic point of view, there is no shift in our successful strategy. We believe it is solid and has delivered solid results.

CooperSurgical is putting up outstanding results and is leveraging operating ratios. The franchise was built with a solid understanding of the value of critical mass in a women’s healthcare market, targeting the OB/GYN. We follow the professions wherever they go, office, surgery center, hospital or IBF centers. Although the call points are — differ for each, the leverage is considerable. CooperSurgical’s Q1 ’11 gross margin was 64%, operating margins were 25%, and due to minimal capital expenditures required, CooperSurgical significant contributor to free cash flow. We are dedicated to the strategy and will continue to acquire tuck-ins that CooperSurgical can leverage.

At CooperVision, the strategy is more complex and is much more global in nature. In the $6.4 billion silicon hydrogel — I’m sorry, soft contact lens market — industry, because of the uniqueness of our manufacturing platform, the product portfolio, we are the only participants that follow the complex strategy, which makes us the only company that can promote silicon hydrogel and non-silicon hydrogel. That is our Proclear family of products, who emphasizes branded and non branded products, but I might point out that private label does not mean lower price product. That actively promotes and specializes in custom lenses with a higher gross profit percentage there, of course. That supports all modality that the eye care professional prescribes — one-day, two-week, and monthly. And that supports all types of lenses — Spheres, Torics, and Multifocals. With close to 30% share in the specialty category, Torics Multifocal, it is accepted that we are pretty good at the specialty lenses. Few would challenge why the success of Biofinity Toric, or astigmatism, is there. Put a great design together with a great material, and great things can and do happen.

We have high expectations for the same reason with the Biofinity Multifocal, which hits the market in fiscal year second half 2011, that it will also be a tremendous success. On the capacity front, things are generally on plan to deliver considerably more product where we are currently supply constrained — which is Biofinity, Avaira Toric, Proclear 1 Day, as well as One-day Torics. On pricing, we, like the soft-contact lens industry, have a trade-up strategy. Our new wearers and existing wearers are targeted for silicon hydrogel lenses, the Proclear family and the one-day or single-use lenses. Each is more revenue per patient or wearer. The one-day modality, for example, results in three to five times more revenue per wearer. While this strategy sacrifices the gross margin percent, it generally generates two to four times more profit per patient. Of course, the strategy also competes directly with lens care space and so we are shifting wearers cost from lens care to contact lens products. In my opinion, we also continue to be the most focused company in the industry, lacking many of the distractions that some of our competitors are now going through.

Also with Biofinity, Avaira and Proclear, we have a lot to talk about with the eye-care professionals around the world. In summary, then, before I turn it over to Gene, I’ll wrap up by emphasizing that the first quarter 2011 continued our string of great quarters. We delivered on the top line gross margin percent, operating percent, earnings per share, free cash flow, deleveraging and value enhancing projects. Our silicon hydrogel families are doing great, up 56% in constant currency. Our non-silicon hydrogel family, Proclear, grew 9% in constant currency. Our CooperSurgical top-end strategy continues to show outstanding results, quarter after quarter, year after year, with an impressive 64% gross margin in the quarter. Our GAAP earnings per share at $0.96 was up 118% from the prior year. Our non-GAAP earnings per share of $0.85 in the first quarter was up 73% versus Q1, 2010.

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

We started off the fiscal year with another solid free cash flow quarter at $44 million, hurdling $29 million of CapEx. Importantly, we have refinanced our debt in February with a new $1 billion credit facility taking out our expenses on the $339 million, 7.125% senior note, saving interest going forward. Our success allowed us, yet again, to increase guidance noticeably on all levels — revenue, earnings per share and free cash flow. We remind you that our number one asset is our great family, our team of executives, and other employees, who together make these results happen. To them, another huge thank you. And on that note, I’ll turn it over to Gene.

Gene Midlock - The Cooper Companies, Inc. - CFO

Thank you, Bob. Good afternoon, everyone. Bob summarized the details of our Q1 revenue growth in sufficient detail, so I will briefly address the highlights of the remainder of the P&L and the balance sheet. Starting with the gross margin , our GAAP gross margin was 60%, compared to 58% in Q1 last year. Non-GAAP gross margin was 61%, versus 58% in Q1 last year. CooperVision reported a GAAP gross margin of 59%, versus 57% last year and a non-GAAP gross margin of 60%, versus 58% last year. The increase was attributable mainly to product mix, increased manufacturing efficiencies, which was partially offset by the expenses of the shutdown in Norfolk. CooperSurgical had GAAP and non-GAAP gross profit margins of 64%, which is higher than the 61% it had last year in Q1. Again, this was attributable to manufacturing efficiencies and favorable product mix. In Q1, SG&A on a GAAP and non-GAAP basis, increased by 13% from Q1 of last year to $113.5 million, and with 39% of revenue, approximately the same as last year. This is generally attributable to increased sales and marketing expenses, commissions, new hires, and other types of costs associated with higher revenue and new product launches. In Q1, R&D increased by 28% from Q1 last year to $9.7 million and were 3% of revenues, the same as last year. This increase is attributable to additional staffing and costs associated with increased clinical trials for a variety of products.

Restructuring charges. As we started in third quarter of ‘09, we announced that we were going to move and close our Norfolk, Virginia manufacturing facility and move production to the UK and Puerto Rico. And this plan was successfully completed in this first quarter. The total cost of the plan was $23.1 million, which was less than the $25 million we originally estimated. In Q1, we recorded a charge of approximately $1.9 million.

Looking at other operating expenses, you’ll note an item in the P&L for nonrecurring operating expense, which happens to be a credit, and apparently it would look a little strange to most people. As Bob mentioned, on December 1, we purchased certain assets of Aime from Osaka Corporation. Among the assets acquired were several preexisting contractual relationships that we had with Aime prior to the acquisition. One of these, which we inherited from Ocular Sciences, was considered to be unfavorable to us. In accordance with the accounting guidance, we recorded a settlement gain of $6.1 million as a result of the termination of this agreement. This gain increased the purchase consideration and related goodwill, but it is excluded from our non-GAAP results, consistent with other acquisition items. That’s why our non-GAAP EPS exceeds our — I’m sorry, our GAAP EPS exceeds our non-GAAP EPS, which is generally the opposite. As a result of the foregoing, operating margin on a GAAP basis was 19% of revenue, which increased from 14% last year. On a non-GAAP basis, was 17% of revenue, up from 15% last year.

During the quarter, interest expense decreased 32% to $7 million from Q1 last year, and that’s a result of our reduced borrowing. For the year, we expect it to be approximately $25 million, down from the $31 million previously forecast, as a result of the refinancing that Bob previously mentioned. Our GAAP effective tax rate in Q1 was 3.9%, versus 16.4% last year. On a non-GAAP basis, effective tax rate was 6.7%, versus 18.2% last year, a significant decrease, and it was mainly attributable to three types of items. The first was a shift of income to lower tax jurisdictions. As Bob mentioned, we closed Norfolk, so a lot of the revenue that was earned in the US from the manufacturing of those products is now earned in lower tax jurisdictions.

The second significant element was, there was a reduction in the statutory tax rates in many of the countries around the world where we do business, such as Canada was decreased by 2.6%, Korea by 13.2%, UK by 1%, Taiwan 8% and so forth. And lastly, the decrease was attributable to the retroactive effect of the Tax Relief Act of 2010, which was signed on December 17 by President Obama. This had the effect of making all of the tax saving provisions retroactively in place back to January of 2010. The key ones for us are the research credit and certain of the subpart F rules. So, in substance, in Q1, we booked 22 months of research credit in calculating our effective tax rate because of these provisions. For the full year, we now expect the effective tax rate to be in the 8% to 10% range, down from the 14% to 16% range we previously provided. And the question is, is that sustainable? Well, we think it is, but, of course, that depends on whatever legislation may be passed in the US.

President Obama submitted his budget in February and it contains a lot of the tax increasing provisions that he had tried to pass in the prior two years and we’ll have to see how that ultimately winds up. Interesting note, Ben Bernanke, yesterday — Chairman of the Federal Reserve, indicated

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

that the US ought to go to a territorial tax system, which would exempt all foreign earnings from US tax when repatriated. Very interesting comment and I’m certain all the multinationals in the US would welcome that to make us competitive with the rest of the world which has such systems.

We continue to receive questions regarding the Puerto Rican excise tax which was recently enacted. And I think, sorting through the questions, most of the confusion stems from one of the regulations that defines the value upon which the tax is levied. After consultation with our advisors, as well as talking with the government, including the undersecretary, in our case, it’s clearly the transfer price, it’s the amount on the bill that we charge — Puerto Rico charges for those goods that it produces to our affiliates. Like I say, the Puerto Rican government at this point agrees with us that is correct. And further, as we mentioned earlier, the tax is clearly immaterial for us in 2011 and going forward. Earnings per share for 2011 will be impacted by approximately $0.02, a little less than $0.02 by this tax, and for 2012 it will be a little bit over $0.02. So again, not a material event for us.

Lastly, on the tax side, you may have read the article in the January 27 Wall Street Journal column Heard On The Street. And I’m not sure why we were mentioned having a low tax rate of less than 15%. Certainly much larger companies, such as General Electric, many times our size, has a 3.67% effective tax rate. And Whirlpool, mentioned in today’s Wall Street Journal, has a zero percent tax rate. We’re not mentioned. The gist of the article was if the tax rate is lowered, all corporations who have deferred tax assets on their balance sheet would have a P&L charge to reduce the carrying value of those assets. And they mention Citicorp, that if the rate decreased to 26% from 35%, would have a $6.8 billion charged to the P&L. Trust me, if the rate drops to that extent, Cooper will have an immaterial charge to its P&L.

I think Bob talked about earnings per share GAAP, $0.96, non-GAAP $0.85. Mainly two big items in there — the Aime contract gain that I mentioned was around $0.13 and Norfolk restructuring was a negative $0.02. That’s where the reconciliation of $0.11 is. And that pretty much sums it up. Bob covered the guidance. We’re sticking to the same general percentages we have given you earlier and we’ll be happy to discuss those with you subsequently if you would so desire. At that point, I’ll turn it

QUESTION AND ANSWER

Operator

Sure. (Operator Instructions) Your first question comes from the line of Joanne Wuensch with BMO.

Joanne Wuensch - BMO Capital Markets - Analyst

Can you hear me okay?

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Joanne, we can, yes.

Joanne Wuensch - BMO Capital Markets - Analyst

Wonderful. Could you explain us the Aime impact in the quarter as it relates to revenue and then can you quantify the EPS impact of that $6.1 million reversal?

Gene Midlock - The Cooper Companies, Inc. - CFO

I’m sorry, the which impact?

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Aime. The $6.1 million, yes, first of all, the revenue impact is $5.4 million and that’s about 2.5% of revenue.

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

The impact on earnings per share of that accounting gain is — which is pretty I would say acquisition accounting specific, as I recall was $0.13 —

Gene Midlock - The Cooper Companies, Inc. - CFO

Positive.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Positive. So therefore the earnings per share for GAAP was $0.96, which was $0.11 higher than the non-GAAP number.

And there’s $0.02 negative for the last piece of the Norfolk shutdown, which was a $1.9 million charge.

Operator

Your next question comes from the line of Kim Gailun with JPMorgan. Please proceed.

Kim Gailun - JPMorgan - Analyst

Okay, great. Thanks for taking the question. Just a quick question on the Torics, which did great again in the quarter.

I think Bob commented that the share, the Company’s share was close to 30% right now in the Toric market, I believe on a worldwide basis.

Can you confirm, and also remind us where your Toric share had peaked prior to the market’s transition to silicone hydrogel? And then maybe any thoughts on where you think that market share can go. Thank you.

Gene Midlock - The Cooper Companies, Inc. - CFO

Okay. Well, that’s correct. The percentage worldwide is around 28%, 29%, approaching the 30% market for Toric globally. Our peaked point was about 35%.

We are building, as you see, some pretty good momentum. We grew 20% — 21% in the quarter. We grew in the fourth calendar quarter 16%, twice the rate of the market, which was 8% in constant currency.

We are early in our rollout of the Avaira Toric, which, of course, sits in that two-week space, which is the sweet spot of the US market. So we would expect to continue to gain share.

Will we get back to 35%? Don’t think so, but I do think we will continue to gain several share points over the next several years.

Operator

Your next question comes from the line of Amit Bhalla with Citi. Please proceed.

Valerie Dixon - Citigroup - Analyst

Hi, good afternoon. It’s actually Valerie in for Amit. I just wanted to go through the pieces of your guidance again.

It looks like the bulk of the change was mainly due to the change in the tax rate, but you also mentioned greater confidence in your launch timing.

So I was wondering if you could piece that out a little bit and also talk about product mix and what the expectation is for a change in there. Thank you.

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FINAL TRANSCRIPT

Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

Gene Midlock - The Cooper Companies, Inc. - CFO

There are really three drivers of the $0.40-improvement in the bottom line. You’re correct tax I think is close, maybe close to half. We mentioned the $0.08 on the interest savings brought about by buying in the 7.125% debentures.

And the third piece is higher revenue, higher operating income. We’ve increased top line $20 million. So the reason for the top line increase, as much as anything, is we’re further down the pike in terms of our ramp up of our supply-constrained products.

Once again, that’s the entire Biofinity family of products, all interact on the same lines, if you will, from a production point of view. We also are further down the path ramping up our Avaira Toric production. And we’ve announced that we will be rolling out Avaira Toric imminently throughout the United States. So that will be early — that will hit the shelves, if you will, early in the third fiscal quarter. And then as part of the Aime transaction, we will be entering a $334 million silicone hydrogel market in Japan, where we currently have no presence whatsoever.

And that likewise is a function of having ramped up production as capacity. So it makes — it’s no value to us, if we could sell there but we can’t make the product. We obviously have a higher confidence level today than we did back in December.

We are moving down our path, and I would say we’re moving on the high end of our range of expectations, so we’re feeling more bullish about that.

Operator

Your next question comes from the line of Josh Jennings with Jefferies. Please proceed.

Matthew Weiss - Jefferies & Co. - Associate

Hi. This is actually Matt in for Josh. My question is on the Avaira Toric rollout.

I wondered if you could walk us through a time line and assumptions regarding the potential migration from non-silicone and sort of your sales and marketing approach to penetrating that two-week market in the face of some noteworthy competitors that have already pretty much established themselves in that space. Thank you.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Well, we have some of our competitors being real friendly to us. One being CIBA which has announced recently that they are terminating about 20 different product lines in the US, one of which is O2 Optix, which is in the two-week space, and has about a 2% market share overall.

So they are in the process of putting in play a whole bunch of silicone hydrogel wares, and we thank them for that.

The timing of Avaira Toric is basically early in the third fiscal quarter, so in May, we will start rolling that out on a much more robust basis. We’ve been very limited in our capacity, but have ramped up nicely.

We are doing what’s known as a Fast Track 2, in Puerto Rico, which is allowing basically us to make a lot more Avaira Toric.

The strategy is kind of twofold. Number one, keep in mind that the two-week market in the US is the biggest part of the US market. That’s also the part of the market that there’s only two competitors left promoting in it, us and J & J.

CIBA, for all practical purposes is vacating and trying to move all of their remaining wearers into the monthly modality and B&L is not a participant, meaningfully, in that sector also.

So with only one other competitor, we know with a good product, and we know how we’ve done in the monthly modality. People kind of said, well, gee, why should you have any shot at getting Biofinity into the market? You’re too little, too late.

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

Well, my point is, if you have a good design and a good material, it’s going to do well. And I do believe, while we can all feel intimidated by this count — or some of us could, I personally am not, nor do I think our Company is.

We are willing, unlike our competitors, to private label. You can’t go to this kind and say would you mind taking Oasys and putting a private label on it?

There are a lot of large chains in this country as well as around the world that are very interested in private label. And that — like I said, that does not mean cheaper product. It means they have a name they like. We’ll give them that luxury. Others may not.

So I think we have a lot going for us and that’s one of the reasons why we’re pretty bullish about where we’re headed.

Operator

Your next question comes from the line of Jeff Johnson with Robert Baird.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Thank you. Good afternoon.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Hi, Jeff.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Bob, let me ask a two-part question here. One, if I do the math, on your CIBA organic growth, it probably came in about 4.5%, plus or minus there. How do I reconcile that to the CLI data of 12%?

I know there was one month off on that, but would that suggest that your January trends fell off pretty significantly, or October was ridiculously high? How do I reconcile that, number one?

And number two, Gene, on the gross margin guidance, are you still looking for 60% to 62% gross margin for the year? Is that still a good number?

Gene Midlock - The Cooper Companies, Inc. - CFO

I’ll take the easy one, yes. We’re still guiding 60%, 62%.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

I guess that means I get the harder one.

Jeff, your point is correct, that our — if you will, constant currency, non-acquisition growth, adjusted for — what you’re doing is adjusting for rebates from the prior year gets in around 5%-ish.

I guess a couple points. One is there is nothing wrong with your attempt to compare how we did quarter ended December 31, 12%, to how we did quarter ended January 31 and assume that January was a soft month.

As we know, not only Cooper, but a lot of companies experienced the weather phenomena in the US.

There were several lost shipping days in January making for a pretty anemic January year-over-year, number one.

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

Two is, yes, October was a strong month and that drops off in that calculation when compared to January being an anemic month.

But there’s good news-bad news when you have an anemic January where weather comes into play, sometimes you catch up along the way. Doctors have to reschedule their fits and appointments, in many cases.

One other point, which I did not mention in my remarks, was you may recall in the past, I said all products for Biofinity are made on the same line — Multifocal, as well as Toric, as well as Sphere.

We have taken off the shelf Multifocal production and put it into production. So we have taken lines that previously were making sellable product and move them into modality where we got to get going sometime.

You can see from the numbers we are having our clock cleaned in the area of the Multifocals. We also know that Biofinity Multifocal number one is a product with a stellar design and a stellar material. We already know how Biofinity does in the marketplace.

So we’re anxious to get on with it and we’ve announced that we’re launching in the second half of the year, and you got to start and build up your inventory beforehand. Partly willfully we took revenue product and rediverted it to non-revenue production. And that’s really the third piece of the equation.

Operator

Your next question comes from the line of Larry Biegelsen with Wells Fargo. Please proceed.

Larry Biegelsen - Wells Fargo Securities - Analyst

Thanks for taking the question. So just to understand, Bob, the sequential decline in silicone hydrogels from $73 million to $63 million. Could you talk a little bit more about that? I think you touched upon it in your past, in your comments a second ago.

And can you just give us an update on where you are with the different lines and why you are confident that you’re going to be able to launch all these new products in the second half of the year. And just the second quarter of 2011, is that going to be another kind of soft quarter for silicone hydrogels? Thanks.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

You’re correct. I did touch upon some of the reasons in my last comment, but I’ll come back around on that.

Keep in mind, our first quarter is always softer than our fourth quarter, and a lot of that has to do with the vast number of holidays in that first quarter and how we compound the vast number of holidays in our — which include all Thanksgiving and all the December and New Years holidays. You compound that with weather, a lot of weather days and I think we all in this country, particularly those that live in the Midwest and East Coast know there was a lot of weather this year, so to speak.And we’ve never watched as much weather on the TV for I don’t know how many years. But that was, if you take 10% of your shipping days out of a month, it’s a pretty big number.

Counter that with the fact we rediverted manufacturing to make a Biofinity Multifocal role, hopefully we took more revenue out when we did that. Your question, how do we feel about ramping up? We said we were going to put into production this year 4 new lines by the end of the calendar year. The first one is up and running and producing inventoriable products, so we have 3 to go. They are spread out one each quarter pretty much through the end of the calendar year. We still firmly believe we will get those production lines up and running and they are doing a pretty robust job as they ramp up, meaning that first line is very good to go. We are at the top end of our range of expectations, so nothing wrong from the supply side of the equation.

I guess relative to what that translates in the second quarter, I would assume for a moment, number one, that the second quarter has a more normalized number of shipping days from a calendar perspective. Hopefully the weather is more cooperative than it was in January and there will be some flip-flop from January into February caused by shipments that did not make it out the door at the end of January.

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

So there will be, yes, a windfall, if you will, in February, as well as a more normalized product — plus ongoing, if you will, ramp up of production. Next question?

Operator

Your next question comes from the line of Steve Willoughby with Cleveland Research. Please proceed.

Steve Willoughby - Cleveland Research Company - Analyst

Hi, thanks for taking my call. I was just wondering, I guess two things.

First, if you could talk about Avaira revenue versus Biofinity revenue. And then secondly, what type of lenses is the Aime acquisition? What kind of lenses were those that the $5.4 million that you generated revenue there in the quarter?

Bob Weiss - The Cooper Companies, Inc. - President and CEO

First of all, I’ll deal with the Aime. The Aime line, which had about $30 million in revenue as I recall, it’s about half lens care and non-lens-related, and the remaining half is conventional. Let’s call it the first-generation lenses. First-generation soft lenses. I think there might even be some hard lenses in the equation also. Not something we’re going to take anywhere else, and it’s not what we call core products. That was not the reason we bought Aime at all.

We did, however, get a different channel, importantly a different channel. The strength of Aime from a distribution point of view is vastly different than the strength of CooperVision Japan. One, actually, it’s kind of the mirror image of the US. In the US, everyone knows we are very good with the independent professional, and we are much less presented with the — on the retail side.

In Japan, it’s just the opposite. We are better with the retail side, weaker with the independent. And the Aime acquisition gives us a balance of now being good and having good access on both sides of the equation. But more importantly is gaining access to that $334 million market. That’s really what it’s about. Both sides of the equation, the Aime sales force into the independents, if you will, and the CooperVision side will be marketing Biofinity as we roll it out.

So back to Avaira, Avaira is still a small part of the equation compared to Biofinity, and probably, I don’t know, maybe 20% of the pop, rough numbers. The — it still reflects the fact that we don’t have a balance to the family of products. Meaning you can’t do an effective job of delivering a private label without adequate supply source of the Toric, as well as the Sphere.

So we’ll find out what it can do really starting in the third quarter and into the fourth quarter, will be the first shot at knowing does the product have legs in the marketplace? How many people jump on the private label band wagon, and just how good that is relative to other markets around the world. Next question?

Operator

Your final question comes from the line of Larry Keusch with Morgan Keegan. Please proceed.

Larry Keusch - Morgan, Keegan & Company - Analyst

Hi, good afternoon. I guess the question from our end is, just given the strength of this quarter, even taking out some of the Aime acquisition, and 17%-ish operating margins. And I think your implied margins for the year are 17%, kind of 18%.

I guess the question really is, given what you know, given the products coming up, given the mix shift, where do you think is a reasonable place to take operating margin over the next several years? Can this be north of 20%?

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Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

Bob Weiss - The Cooper Companies, Inc. - President and CEO

The answer is I don’t think it is unreasonable to assume that we will tip the scale of 20% over the next several years.

I’ve said we’re good for about 1% improvement a year. I think we’ve moved a little faster than that, but I also think that the barrier is not 20%.

It will be — it’s clearly higher than that. So I think we’re feeling pretty good. We are — we continue to invest so 2011 is clearly an investment year. We’ve said we got good products, we’ve got a good story, and shame on us if we don’t put the feet on the street to find out how far these products can go.

I might point out — and something I probably under articulated in the past, shame on me, is I believe we have by far the most productive R&D group in the industry. And I say that not because we spent a lot of dollars, because in fact we don’t. I say that because we think of the fact that we really only ramped it up. We had one chemist when we bought Ocular in 2005. Today we have literally 30 or 40 chemists. We respect chemistry, particularly in silicone hydrogel.

Those group — that group of R&D has delivered not 1, not 2, but 8 product rollouts in a period of five years. Show me anyone out there that’s had 8 products. There are two — Proclear One, Proclear One-day wasn’t there. It is there now.

We have what was known as XC — Biomedics XC, which is a Proclear Two-week family product that moved into that two-week modality.

On the Biofinity product, in 2005, we couldn’t make any Biofinity. We now have a Sphere, a Toric, and we have a very good design on Multifocal that will be rolled out. It’s not because R&D didn’t deliver it. On the Avaira side, we didn’t have any Avaira in the market several years ago. We now have a Sphere and a product we’re ramping up on the Toric side. Then we had a product in Japan which deals with kind of a moist thing called Wanda, as the local name, but that goes into the sweet spot of the two-week — I’m sorry, the one-day market in Japan.

So in aggregate, 8 products over five years. I think that’s phenomenal. Those product lines represent 35% to 40% of our current revenue, so they are not just kind of little me toos. They are real products. So on that front, I’m a lot less intimidated about the competitors and just how profound they are in terms of R&D and how great the products are that they deliver.

So once again, when I say our people are our greatest asset, I also mean our people, all our people, including our R&D productivity. Any other questions? I guess we’re—

Operator

No, sir. With no further questions in the queue, I would now like to turn the call back over to CEO Bob Weiss for closing remarks. You may proceed, sir.

Bob Weiss - The Cooper Companies, Inc. - President and CEO

Well, hopefully you all enjoyed this quarter and the continuation of the momentum that we’ve exhibited over the last several quarters.

We’re pretty excited about where we’ve been. We’re at least as excited about where we’re going with all these new launches. And we’ll look forward to updating you then in early June. I think it’s June 2, is it? At any rate, early June on the calendar, we’ll be updating you on our second quarter results. And with that, I want to thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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FINAL TRANSCRIPT

Mar 03, 2011 / 10:00PM GMT, COO - Q1 2011 The Cooper Companies, Inc. Earnings Conference Call

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NEWS RELEASE

6140 Stoneridge Mall Road
CONTACTS:	Suite 590
Albert G. White, III	Pleasanton, CA 94588
VP, Investor Relations and Treasurer	925-460-3663
www.coopercos.com

Kim Duncan
Director, Investor Relations ir@coopercompanies.com

FOR IMMEDIATE RELEASE

THE COOPER COMPANIES ANNOUNCES FIRST QUARTER 2011 RESULTS

PLEASANTON, Calif., March 3, 2011 — The Cooper Companies, Inc. (NYSE: COO) today announced financial results for the fiscal first quarter ended January 31, 2011.

Revenue increased 13% year-over-year to $293.2 million. CooperVision (CVI) revenue up 13% to $243.6 million and CooperSurgical (CSI) revenue up 12% to $49.6 million.

GAAP earnings per share (EPS) 96 cents, up 52 cents or 118% from last year’s first quarter.

Non-GAAP EPS 85 cents. See “Reconciliation of Non-GAAP EPS to GAAP EPS” shown below.

Free cash flow $44.1 million.

Commenting on the results, Robert S. Weiss, Cooper’s president and chief executive officer said, “I am very pleased with the strong start to our fiscal year. We accomplished a lot this quarter including CVI’s acquisition of certain assets of Asahikasei Aime Co., Ltd. (“Aime”) and the refinancing of our senior credit facilities. We also continued to grow revenue and improve margins. We are increasing our guidance for the year and remain confident in our ability to generate strong operating results.”

First Quarter GAAP Operating Highlights

•	Revenue $293.2 million, 13% above first quarter 2010, 12% in constant currency.

•

Gross margin 60% compared with 58% in last year’s first quarter. The improvement in gross margin was largely a result of manufacturing efficiency improvements and product mix within both CVI and CSI, offset in part by costs associated with the 2009 CVI manufacturing restructuring plan.

•

Operating margin 19% compared with 14% in last year’s first quarter. The improvement was driven by gross margin improvements and a one-time gain of $6.1 million related to the settlement of a preexisting agreement related to the acquisition of certain assets of Aime.

•	Depreciation and amortization expense $22.9 million, consistent with last year’s first quarter.

•	Interest expense $7.0 million compared with $10.2 million in last year’s first quarter. Interest expense decreased as a result of lower average debt.

•	Total debt decreased $8.9 million to $602.2 million.

•	Cash provided by operations $72.9 million and capital expenditures $28.8 million resulted in free cash flow of $44.1 million.

•

On January 12, 2011, closed a new $1.0 billion five-year senior unsecured credit facility ($750.0 million revolving line of credit and $250.0 million delayed draw term loan) which replaced the existing $650.0 million revolver. At the same time, called for the redemption of all $339.0 million of outstanding 7.125% senior notes due 2015. Subsequently, on February 15, 2011, redeemed all senior notes.

•	On December 1, 2010, closed the acquisition of certain assets of Aime for a purchase price of approximately $31.4 million.

First Quarter CooperVision (CVI) GAAP Operating Highlights

•	Revenue $243.6 million, up 13% from last year’s first quarter, 12% in constant currency. Revenue includes $5.4 million from the Aime acquisition.

•	Revenue by category:

	(In millions) 1Q11	% of CVI Revenue 1Q11	% chg y/y	Constant Currency % chg y/y
Toric	$75.8	31%	19%	21%
Multifocal	16.6	7%	—	2%
Single-use sphere	52.9	22%	13%	8%
Non single-use sphere, other	98.3	40%	11%	9%

Total	$243.6	100%	13%	12%

•	Revenue by geography:

	(In millions) 1Q11	% of CVI Revenue 1Q11	% chg y/y	Constant Currency % chg y/y
Americas	$96.2	40%	12%	11%
EMEA	90.7	37%	7%	11%
Asia Pacific	56.7	23%	25%	15%

Total	$243.6	100%	13%	12%

•	Selected revenue by material:

	(In millions) 1Q11	% of CVI Revenue 1Q11	% chg y/y	Constant Currency % chg y/y
Proclear	$66.5	27%	7%	9%
Silicone hydrogel	$62.6	26%	53%	56%

•

Gross margin 59% compared with 57% in the first quarter of 2010. The improvement in gross margin was largely a result of manufacturing efficiency improvements and product mix, offset in part by costs associated with the 2009 CVI manufacturing restructuring plan.

First Quarter CooperSurgical (CSI) GAAP Operating Highlights

•	Revenue $49.6 million, up 12% from last year’s first quarter, up 7% excluding acquisitions.

•	Revenue by category:

	(In millions) 1Q11	% of CSI Revenue 1Q11	% chg y/y
Office, other	$27.8	56%	6%
Surgical procedures	18.4	37%	23%
Fertility	3.4	7%	10%

Total	$49.6	100%	12%

•	Gross margin 64%, up from 61% in last year’s first quarter. The improvement in gross margin was largely a result of manufacturing efficiency improvements and product mix.

2011 Guidance

The Company amends its full-year 2011 guidance. Guidance is summarized as follows:

	FY11 Guidance Old	FY11 Guidance New

Revenues (In millions)
Total	$1,250 - $1,280	$1,265 - $1,290
CVI	$1,055 - $1,075	$1,070 - $1,085
CSI	$195 - $205	$195 - $205
EPS
GAAP	$3.25 - $3.45	$3.60 - $3.80
Non-GAAP*	$3.30 - $3.50	$3.70 - $3.90
Free Cash Flow (In millions)	$160 - $190	$180 - $210

*	Excludes the impact of the 2009 CVI manufacturing restructuring plan, items related to acquisitions and costs related to the redemption of our senior notes. See “Reconciliation of Non-GAAP EPS to GAAP EPS” below.

Reconciliation of Non-GAAP EPS to GAAP EPS

To supplement our financial results and guidance presented on a GAAP basis, we use non-GAAP measures that we believe are helpful in understanding our results. As indicated in the table below, the non-GAAP measures exclude restructuring costs and costs related to acquisitions, including the one-time gain on settlement of a preexisting relationship related to the acquisition of certain assets from Aime. We exclude these items because we do not consider them reflective of our ongoing operating performance. Our non-GAAP financial results and guidance are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements and guidance prepared in accordance with GAAP. Management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning and forecasting for future periods.

Non-GAAP net income and diluted EPS for the fiscal first quarter of 2011 excludes a related net gain of $5.1 million or 11 cents per share. Fiscal 2011 guidance excludes costs related to the 2009 CooperVision manufacturing restructuring plan, items related to acquisitions and costs related to the redemption of our senior notes.

The restructuring costs, primarily severance and costs associated with assets related to the closure of the Norfolk manufacturing plant, are recorded primarily in cost of sales. We completed the restructuring plan in the fiscal first quarter of 2011 and recognized total pre-tax restructuring charges under this plan of $23.1 million. We recognized $1.9 million in fiscal 2011, $16.1 million in fiscal 2010 and $5.1 million in fiscal 2009. The acquisition costs, principally legal and other due diligence costs, are primarily recorded in selling, general and administrative expense. We separately reported the one-time gain on settlement of a preexisting relationship related to the acquisition of certain assets from Aime of $6.1 million in operating income. We believe it is useful for investors to understand the effects of these restructuring costs and acquisition items on our total operating results.

We also report revenue growth using the non-GAAP financial measure of constant currency revenue. Management presents and refers to constant currency information so that revenue results may be evaluated excluding the effect of foreign currency rate fluctuations. To present this information, current period revenue for entities reporting in currencies other than United States dollars are converted into United States dollars at the average foreign exchange rates for the corresponding period in the prior year.

	Three Months Ended January 31,
	2011 GAAP	Adjustments	2011 Non-GAAP

Operating income	$54,793	$(3,974)	$50,819
Income before income taxes	$47,108	$(3,974)	$43,134
Provision for income taxes	$1,813	$1,094	$2,907
Net income	$45,295	$(5,068)	$40,227

Diluted EPS	$0.96	$(0.11)	$0.85

	Fiscal 2011 EPS Guidance
	2011 GAAP	Adjustments	2011 Non-GAAP

Diluted EPS	$3.60 - $3.80	$0.10	$3.70 - $3.90

Conference Call and Webcast

The Company will host a conference call today at 5:00 p.m. ET to discuss its first quarter 2011 financial results. The dial in number in the United States is +1-866-783-2138 and outside the United States is +1-857-350-1597. The passcode is 41881151. There will be a replay available approximately two hours after the call ends until Thursday, March 10, 2011. The replay number in the United States is +1-888-286-8010 and outside the United States is +1-617-801-6888. The replay passcode is 14316881. This call will be broadcast live on our website at www.coopercos.com and at www.streetevents.com. A transcript will be available on our website following the conference call.

About The Cooper Companies

The Cooper Companies, Inc. (www.coopercos.com) is a global medical products company that serves the specialty healthcare market through its CooperVision and CooperSurgical business units. Corporate offices are in Pleasanton, CA.

CooperVision (www.coopervision.com) develops, manufactures and markets a broad range of contact lenses for the worldwide vision correction market. Dedicated to enhancing the contact lens experience for practitioners and patients, CooperVision specializes in lenses for astigmatism, presbyopia and ocular dryness. Headquartered in Pleasanton, CA, it manufactures in: Hamble and Hampshire, UK; Juana Diaz, Puerto Rico; and Scottsville, NY.

CooperSurgical (www.coopersurgical.com) develops, manufactures and markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians. CooperSurgical is a leader in the U.S. OB-GYN market, and its major manufacturing and distribution facilities are located in Trumbull, CT; Pasadena, CA; and Stafford, TX.

Forward-Looking Statements

This news release contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Statements relating to guidance, plans, prospects, goals, strategies, future actions, events or performance and other statements which are other than statements of historical fact, including all statements regarding anticipated growth in our revenue, expected results of operations and integration of any acquisition are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties.

Among the factors that could cause our actual results and future actions to differ materially from those described in forward-looking statements are: adverse changes in the global or regional general business, political and economic conditions due to the current global economic downturn, including the impact of continuing uncertainty and instability of United States and international credit markets that may adversely affect the Company’s or its customers’ ability to meet future liquidity needs; limitations on sales following new product introductions due to poor market acceptance; new competitors, product innovations or technologies; a major disruption in the operations of our manufacturing, research and development or distribution facilities due to technological problems, natural disasters or other causes; disruptions in supplies of raw materials, particularly components used to manufacture our silicone hydrogel lenses; the impact of acquisitions or divestitures on revenues, earnings or margins; losses arising from future litigation, including the risk of adverse decisions or settlements related to litigation, or product recalls; interest rate and foreign currency exchange rate fluctuations; the requirement to provide for a significant liability or to write off, or accelerate depreciation on, a significant asset, including goodwill; changes in United States and foreign government regulations of the retail optical industry and of the healthcare industry generally; changes in tax laws or their interpretation and changes in effective tax rates; dilution to earnings per share from acquisitions or issuing stock and other events described in our Securities and Exchange Commission filings, including the “Business” and “Risk Factors” sections in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, as such Risk Factors may be updated in quarterly filings.

We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

(In thousands)

(Unaudited)

	January 31, 2011	October 31, 2010

ASSETS

Current assets:
Cash and cash equivalents	$3,320	$3,573
Trade receivables, net	189,462	197,490
Inventories	239,996	227,902
Deferred tax assets	27,002	28,828
Other current assets	43,563	33,547

Total current assets	503,343	491,340

Property, plant and equipment, net	595,825	593,887
Goodwill	1,268,734	1,261,976
Other intangibles, net	130,380	114,177
Deferred tax assets	25,489	23,072
Other assets	48,167	40,566

	$2,571,938	$2,525,018

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term debt	$15,486	$19,159
Other current liabilities	170,588	180,361

Total current liabilities	186,074	199,520

Long-term debt	586,724	591,977
Other liabilities	56,639	46,543
Deferred tax liabilities	20,202	20,202

Total liabilities	849,639	858,242

Stockholders’ equity	1,722,299	1,666,776

	$2,571,938	$2,525,018

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except earnings per share amounts)

(Unaudited)

	Three Months Ended January 31,

	2011	2010
Net sales	$293,229	$260,258
Cost of sales	116,623	110,495

Gross profit	176,606	149,763
Selling, general and administrative expense	113,453	100,578
Research and development expense	9,727	7,626
Restructuring costs	0	363
Gain on settlement of pre-existing relationship	6,080	0
Amortization of intangibles	4,713	4,217

Operating income	54,793	36,979
Interest expense	6,951	10,225
Other expense, net	734	2,328

Income before income taxes	47,108	24,426
Provision for income taxes	1,813	4,003

Net income	$45,295	$20,423

Diluted earnings per share	$0.96	$0.44

Number of shares used to compute earnings per share	47,391	46,123

Soft Contact Lens Revenue Update

Worldwide Market vs. CooperVision (Constant Currency)

The data below is extracted from a compilation of industry participants’ revenue by the Contact Lens Institute (CLI), an independent market research firm. This data is compiled using gross product sales at foreign exchange rates set by CLI. It therefore excludes items such as discounts, rebates, currency hedges and freight reimbursements.

Worldwide Manufacturers’ Soft Contact Lens Revenue

(U.S. dollars in millions; constant currency; unaudited)

	Calendar 4Q10			Calendar 2010
	Market	Market Change	CVI Change	Market	Market Change	CVI Change
Sales by Category
Spheres	$1,188	4%	12%	$4,912	4%	9%
Torics	285	8%	16%	1,188	10%	16%
Multifocal	76	14%	2%	305	18%	2%

WW Soft Contact Lenses	$1,549	5%	12%	$6,405	5%	10%

Sales by Modality
Single Use	$558	5%	13%	$2,265	8%	11%
Other	991	5%	12%	4,140	4%	10%

WW Soft Contact Lenses	$1,549	5%	12%	$6,405	5%	10%

Sales by Material
Hydrogel	$917	(3%)	(1%)	$3,821	(3%)	(4%)
Silicone Hydrogel	632	19%	72%	2,584	20%	95%

WW Soft Contact Lenses	$1,549	5%	12%	$6,405	5%	10%

Sales by Geography
Americas	$579	9%	16%	$2,486	7%	13%
EMEA	485	7%	11%	1,964	6%	12%
Asia Pacific	485	(1%)	5%	1,955	2%	3%

WW Soft Contact Lenses	$1,549	5%	12%	$6,405	5%	10%

United States	$489	10%	18%	$2,137	7%	13%
International	1,060	3%	9%	4,268	5%	9%

WW Soft Contact Lenses	$1,549	5%	12%	$6,405	5%	10%

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